Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Schrödinger, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-236297) on Form S-8 of Schrödinger, Inc. of our report dated March 16, 2020, with respect to the consolidated balance sheets of Schrödinger, Inc. as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended, and the related notes, which report appears in the December 31, 2019 annual report on Form 10-K of Schrödinger, Inc.

Our report on the consolidated financial statements refers to a change in the method of accounting for leases in 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases.

/s/ KPMG LLP

Portland, Oregon
March 16, 2020